August 29, 2008

Via EDGAR and Federal Express

United State Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 6010
Washington, DC 20549
Attn: Geoffrey Kruczek

Re:  Power Efficiency Corporation
Amendment No. 2 to Registration Statement on Form S-1 Filed August 29, 2008
File No. 333-150556

Dear Mr. Kruczek:

We are electronically transmitting hereunder a conformed copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement of Power Efficiency Corporation (the “Company”) on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to you.

This letter is being sent in response to the Staff’s comments to Amendment No. 1 to the Registration Statement on Form S-1, filed July 25, 2008. The Staff’s comments are set forth in a letter from yourself addressed to Steven Strasser, Chief Executive Officer of the Company, dated August 4, 2008.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

1.
Please ensure that when you make changes to the document you file, those changes are appropriately marked. Refer to Rule 310 of Regulation S-T. We note, for example, your disclosure in the first paragraph on page 1 regarding the number of shares issuable upon conversion of Series B preferred shares was changed but is not marked. We also note that your new disclosures on pages 13-14 regarding your results of operations for the period ended March 31, 2008 are not marked.

We have and will continue to work with our EDGAR filer to ensure the Staff receives marked versions of amendments to the Registration Statement.

Selling Stockholders, page 35

2.	In order to improve the confusing disclosure, please revise so the footnotes in the table are in sequential order.

As per the Staff’s request, we have revised the footnotes in the Selling Stockholder Table on page 47 and 48.

3.
We note your response to prior comment 3. Please explain how Mr. Boyadjieff and Mr. Lackland are offering more shares for resale than each beneficially owns, or correct the disclosure. Also reconcile your disclosures on pages 33 and 36 regarding the number of shares beneficially owned by Commerce Energy.

Mr. Boyadjieff and Mr. Lackland are offering more shares for resale than they each beneficially own because Mr. Boyadjieff and Mr. Lackland each own certain options and warrants that are not exercisable within 60 days of this Registration Statement. We are registering for the resale of the common shares underlying these options and warrants; as such, these options and warrants are not “beneficially owned” by Mr. Boyadjieff and Mr. Lackland for purposes of disclosure of beneficial ownership of officers and directors.

4.
We note your response to prior comment 6. As previously requested, please provide your analysis and the basis to support your position that this offering is not “by or on behalf of the issuer.” The fact that you reduced the number of shares being registered does not respond fully to the comment.

We note the question of whether an offering under Rule 415 is really “by or on behalf of the issuer” is a factual determination based not just on the question of who receives the proceeds, but also the totality of the circumstances. We have determined the offering is not “by or on behalf of the issuer” because:

a.
Of 18,360,000 shares being registered initially 10,375,000 are beneficially owned by long-term investors of the Company, and have been investors of the Company for more than 1 year. Such shares being registered herein represent approximately one-third of the outstanding shares of the Company, and such percentage is approximately consistent with the Staff’s position on Rule 415 offerings;

b.	The selling stockholders who own such shares are not affiliated with broker-dealers and are not in the business of underwriting securities; and
c.	The selling stockholders who own such shares are not affiliates of the Company.

5.
Please provide us a table that identifies (1) each person who purchased units in your most recent units offering; (2) the number of units purchased; and (3) the number of common shares offered for resale by each person.

Below please find a table that identifies (1) each person who purchased units in our most recent offering; (2) the number of units purchased; and (3) the number of shares offered for resale in the Registration Statement by each person.
Shareholder name	Number of Units Purchases	Common Shares offered for resale
Steven Strasser	17,600	-
Ron Boyer	30,000	1,500,000
Sarkowsky Family L.P.	11,000	550,000
The LeMarque Family Trust	10,000	1,500,000
Warren and Cathy Smith Trustees of the	2,000	300,000
Ronald R. Butler	2,000	300,000
Brett Goldfarb	500	75,000
Michael J. Goldfarb Enterprises LLC	7,000	1,050,000
Irwin Helford Family Trust	2,000	300,000
Commerce Energy Group, Inc.	4,000	600,000
Michael A. Saltman and Sonja Saltman	2,000	300,000
Byron LeBow Revocable Family Trust	8,000	1,200,000
Jerome F. Snyder	1,000	150,000
PCP Operating LLC	5,000	750,000
Fred Chin	1,000	150,000
Arthur & Jayn Marshall Family Trust DTD 7/2/1973	1,000	150,000
Todd Marshall Revocable Trust UAD DTD 04/01/2003	1,000	150,000
Cari Marshall Trust UAD DTD 01/09/1995	1,000	150,000
George Boyadjieff (3)	4,000	600,000
Douglas M. and Karen M. Dunn Trustees;	1,000	150,000
Alvin Goldfarb	3,000	450,000
James G. Coyne	1,000	150,000
Gary Rado	2,000	300,000
Marathon Resource Partners I, L.P.	7,000	1,050,000
Marathon International Master Fund II, L.P.	3,000	450,000
Donald D. and Dorothy R. Snyder	1,000	150,000
Charles Sitkin	400	60,000
Edward & Mona Sher	2,000	300,000
Burton M Cohen Trust	500	75,000
MSSS Family Partners, L.P.	2,000	300,000
The Richard A. Oshins 1995 Irrevocable Trust	800	120,000
The Richard A. Oshins 1990 Irrevocable Trust	600	90,000
The Ruth S. Oshins 2000 Irrevocable Trust	500	75,000
The Benjamin Oshins Bypass Trust	300	45,000
The Edward H. Oshins Revocable Trust	800	120,000
LUH, Inc.	2,000	300,000
The Lionel Trust	200,000	300,000

6.
Please expand your response to prior comment 7 to disclose in the footnotes the identities of the natural persons who have or share voting and/or investment power over the shares to be offered by entities included in your selling stockholders’ table.

The name of each selling stockholder that is not a natural person has been amended to include the name of the individual who has or shares voting and investment power over the shares offered by the entities included in the selling stockholder table.

7.
It is unclear from your response to prior comment 8 whether any of the selling stockholders are broker-dealers. In addition, it continues to appear from note 7 to your selling stockholders’ table that employees of a broker-dealer are offering shares for resale yet the representations requested by prior comment 8 do not appear to be in the prospectus nor have you identified those employees as underwriters. Therefore, we reissue prior comment 8.

We have included footnotes to identify those selling stockholders who were affiliated with brokers-dealers at the time of the original purchase by the respective stockholders. Such selling stockholders paid bona fide value for their shares equal to the other investors in the 2005 private placement. Further, to our knowledge, at the time of the purchase, such selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Because such selling stockholders have held the shares since the summer of 2005, we believe it is reasonable to conclude that the selling stockholders have not entered into distribution agreements. We have made diligent efforts to contact such selling stockholders, but have not been able to make contact with them. We have also contacted the offices of Pali Capital LLC, and were advised that such selling stockholders are no longer affiliated with them. Because of these circumstances, we respectfully request the Staff to allow the registration of these shares held by such selling stockholders.

Exhibit Indes, page II-7

8.
Please ensure that your exhibit list accurately refers to the location of the exhibits you file. For example, we note that you indicate exhibits 3.7, 3.8 and 10.45 have been “filed herewith.” However, those exhibits were not included with your filing. We also note that exhibits 4.1 and 4.2 are incorporated by reference from exhibits 3.1 and 3.2 to your Form 8-K filed July 15, 2005; however, no form of warrant exhibits were included with that Form 8-K. Please revise accordingly.

We have filed Exhibits 3.6, 3.7, 4.8, and 10.45 with Amendment No. 2 as reflected on our exhibit index. We have revised the reference to 4.1 and 4.2, to incorporate by reference the correct 8-K, which is dated July 19, 2005.

Exhibit 5.1

9.
Please file a legality opinion that addresses the securities included in the fee table. We note that the opinion addresses the resale of 18,360,000 common shares while your fee table includes only 14,260,000 common shares.

We have re-filed a legality opinion to address the registration of 14,260,000 shares being registered.

Additionally, as per our telephone conversation with Geoffery Kruczek on August 6, we are providing our unaudited financials for the period ending June 30, 2008.

If you should have any questions, please contact the undersigned at (702) 697-0377 or Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours,

POWER EFFICIENCY CORPORATION

/s/ Steven Z. Strasser
Steven Z. Strasser Chief Executive Officer